SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOX & HOUND RESTAURANT GROUP

(Name of subject company)

F&H FINANCE CORP.

FOX ACQUISITION COMPANY

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE;

(Title of classes of securities)

351321104

(CUSIP number of common stock)

Lauren B. Leichtman

Levine Leichtman

Capital Partners, Inc.

355 North Maple Drive, Suite 240

Beverly Hills, California 90210

(310) 275-5335

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Offeror)

with copies to:

Richard J. Welch, Esq.

Bingham McCutchen LLP

355 S. Grand Ave., Suite 4400

Los Angeles, California 90071

(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A
*	As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.: N/A		Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued by Fox & Hound Restaurant Group on December 30, 2005:

“FOX & HOUND SIGNS TENDER OFFER/MERGER AGREEMENT WITH LEVINE LEICHTMAN CAPITAL PARTNERS

Stockholders to receive $15.50 in cash per share

WICHITA, Kan., Dec. 30, 2005 (PRIMEZONE) -- Fox & Hound Restaurant Group (NasdaqNM:FOXX) announced that it signed an Agreement and Plan of Merger with Fox Acquisition Company (“FAC”), a newly formed affiliate of Levine Leichtman Capital Partners III, L.P. (“LLCP”) for the acquisition of all of the Company’s outstanding common stock for an all cash price of $15.50 per share. Under the terms of the merger agreement, FAC has agreed to commence a tender offer not later than January 6, 2006 to acquire all of the Company’s outstanding common stock at such price.

The Board of Directors unanimously approved the merger agreement. Consummation of the tender offer is subject to customary closing conditions, including (i) a majority of Fox & Hound’s outstanding shares being tendered and not withdrawn, (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) the obtaining of material consents, approvals or authorizations, including those required by all state, city or local liquor licensing boards, agencies or other similar entities. The receipt of financing is not a condition to the transaction. In addition, unlike the proposed terms of the previously announced letter of intent, the merger agreement does not contemplate that certain members of management and other stockholders would participate with LLCP as stockholders of FAC. The parties anticipate consummation of the tender offer in the first quarter of 2006, but there can be no assurance that the transaction can or will be completed by that time, if at all.

The Company has agreed in the merger agreement not to solicit alternative transactions. The Company may respond to certain unsolicited proposals and may terminate the merger agreement upon receipt of a superior proposal for an alternative transaction. Under certain circumstances, if the Company terminates the merger agreement for a superior proposal, the Company enters into an agreement with respect to an alternative transaction within twelve months following the termination of the merger agreement, or the Company withdraws or adversely modifies its recommendation of the offer, the Company will be required to pay a $5 million fee to LLCP. In addition, the Company has agreed to reimburse LLCP for its expenses in certain circumstances of up to $1 million.

In connection with the execution of the merger agreement with LLCP, the Company notified Newcastle Partners, L.P. and Steel Partners, II, L.P. that the Company will not enter into the previously announced proposed transaction.

Levine Leichtman Capital Partners, Inc. (“Levine Leichtman”) is a Los Angeles, California private equity firm that was founded in 1984 by Arthur E. Levine and Lauren B. Leichtman. Levine Leichtman manages in excess of $1.1 billion of institutional investment capital through private equity partnerships. Levine Leichtman has a highly differentiated, multi-fund investment strategy focused on companies with revenues between $50 million and $500 million. Levine Leichtman is currently making new investments through Levine Leichtman Capital Partners III, L.P. and Levine Leichtman Capital Partners Deep Value Fund, L.P. Successful investments by Levine Leichtman include Jon Douglas Real Estate Services Group, Inc., Consumer Portfolio Services, Inc., the Quizno’s Corporation and CiCi’s Pizza, Inc.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as

amended, which are intended to be covered by the safe harbors created thereby. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to, potential increases in food, alcohol, labor, and other operating costs, changes in competition, the inability to find suitable new locations, changes in consumer preferences or spending patterns, changes in demographic trends, the effectiveness of our operating and growth initiatives and promotional efforts, and changes in government regulation. Further information about the factors that might affect the Company’s financial and other results is included in the Company’s 10-K and 10-Q, filed with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

CONTACT:	Fox & Hound Restaurant Group
Jim Zielke
(316) 201-4006”

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY FOX & HOUND’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P., FOX ACQUISITION COMPANY AND F&H FINANCE CORP. INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM FOX ACQUISITION COMPANY.